Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

AXTEL ANNOUNCES AN OFFER TO PURCHASE AND SOLICITATION OF CONSENTS
FOR ANY AND ALL OF ITS OUTSTANDING 11% SENIOR UNSECURED NOTES DUE 2013

San Pedro Garza Garcia, Mexico, September 2, 2009 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL” or “the Company”), a Mexican fixed-line integrated telecommunications company, today announced that it has commenced a cash tender offer for any and all of its outstanding 11% Senior Notes due 2013 (CUSIP Nos. 05461YAB2; P0606PAA3 and P0606PAB1) (the “Notes”).  In conjunction with the tender offer, the Company commenced a consent solicitation with respect to certain proposed amendments to the Indenture governing the Notes (the “Indenture”).  The current aggregate principal amount of the Notes outstanding is approximately US$162.5 million.

The tender offer is being made pursuant to the Offer to Purchase and Consent Solicitation Statement dated September 2, 2009 (the “Offer to Purchase”) and related Consent and Letter of Transmittal which set forth more fully the terms and conditions of the tender offer and consent solicitation.  The consent solicitation for the Notes is scheduled to expire at 5:00 p.m., New York City time, on September 16, 2009 (the “Consent Expiration Date”) and the tender offer is scheduled to expire at 12:00 midnight, New York City time, on September 30, 2009 (the “Offer Expiration Date”), in each case unless extended or earlier terminated by the Company.  Holders may only withdraw their consents and tenders before the withdrawal deadline, which will be the earlier of (i) the Consent Expiration Date and (ii) the time at which the supplemental indenture is executed and becomes effective, which is expected to be promptly following receipt of the requisite consents.

The total consideration (the “Total Consideration”) for Notes validly tendered and not withdrawn is 105.75% of the principal amount of such Notes.  The Total Consideration includes a consent payment (the “Consent Payment”) equal to 3.0% of the principal amount of Notes validly tendered and not withdrawn and as to which consents to the proposed amendments are delivered on or prior to the Consent Expiration Date.  Holders who validly tender their Notes after the Consent Expiration Date and on or prior to the Offer Expiration Date will be eligible to receive an amount, paid in cash, equal to the Total Consideration less the Consent Payment.  Holders whose Notes are accepted for payment will also receive accrued and unpaid interest in respect of such purchased Notes from the last interest payment date to, but not including, the applicable settlement date.

Holders who tender Notes pursuant to the tender offer are obligated to deliver their consents to the proposed amendments which would amend the Indenture to eliminate substantially all of the restrictive covenants, several affirmative covenants (including certain reporting obligations) and events of default contained in the Indenture and to modify the covenant regarding mergers, consolidations and transfers of the Company’s properties and assets substantially as an entirety.

The consummation of the tender offer and consent solicitation is subject to the conditions set forth in the Offer to Purchase, including, among other things, the receipt by the Company of consents of Note holders representing the majority in aggregate principal amount of the Notes and the receipt by the Company of financing in an amount and on terms and conditions satisfactory to the Company in its sole discretion.
The complete terms and conditions of the tender offer and consent solicitation are described in the Offer to Purchase, copies of which may be obtained by contacting D.F. King & Co., Inc., the information agent for the tender offer and consent solicitation, at (800) 967-4607 (toll free).  Questions regarding the tender offer and consent solicitation may be directed to the dealer manager for the tender offer and consent solicitation, Credit Suisse Securities (USA) LLC., which may be contacted at (800) 820-1653 (toll free).
This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any of the Notes.  The tender offer and consent solicitation are being made solely by means of the Offer to Purchase and the related Consent and Letter of Transmittal.

About AXTEL
Axtel is the second-largest, and one of the fastest growing, fixed-line, integrated telecommunications companies in Mexico, measured in revenues, EBITDA and lines in service.  The Company offers a wide array of services, including local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 39 cities and long distance telephone in over 200 cities to more than 828,000 business and residential customers.  For the six-month period ended on June 30, 2009, the Company generated revenues and operating income of Ps. 5,540.5 million (US$419.7 million) and Ps. 383.4 million (US$29.0 million), respectively.  The Company provides local, long distance, data, internet, integrated solutions and value-added communications services in 39 of the largest metropolitan areas in the country, including Mexico City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Ciudad Juárez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Cd. Victoria, Reynosa, Tampico, Cuernavaca, Mérida, Morelia, Pachuca, Hermosillo, San Juan del Rio, Xalapa, Durango, Villahermosa, Acapulco, Mexicali, Cancún, Zacatecas, Matamoros, Nuevo Laredo, Culiacán, Mazatlán, Coatzacoalcos and Minatitlán. These 39 cities represent more than 47% of the total population of Mexico according to Mexico’s

Instituto Nacional de Estadística Geografía e Informática, INEGI.  The Company estimates that Axtel lines represent ap-proximately 9.3% of the lines in service of the total addressable market in the 39 cities in which it provides local services.

AXTEL’s shares, represented by Ordinary Participation Certificates or CPOs, trade on the Mexican Stock Exchange under the symbol ‘AXTELCPO’, and are part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading on The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Forward-Looking Statements
This release contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.

Any forward-looking statements in this release are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances.  Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations.  You are therefore cautioned not to place undue reliance on such forward-looking statements.  Risks and uncertainties are detailed from time to time in Axtel, S.A.B. de C.V.’s filings with and submissions to the Unites States Securities and Exchange Commission, including the Form 20-F for the year ended December 31, 2008 and the 6-Ks with respect to the quarters ended March 31, 2009 and June 30, 2009, respectively.  Axtel is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of changes, new information, subsequent events or otherwise.